August 6, 2010

Safe Bulkers, Inc.
Form 20-F for the year ended December 31, 2009
Filed February 23, 2010
File No. 1-34077

Dear Ms. Simpson:

We refer to the letter of July 30, 2010 (the “July 30 Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Safe Bulkers, Inc. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2009 (the “2009 20-F”), filed with the SEC via EDGAR on February 23, 2010. We respectfully submit this response on behalf of the Company.

The numbered paragraphs and headings below correspond to those headings set forth in the July 30 Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the 2009 20-F.

General

1.
We note your section on critical accounting policies.  It appears that the items included are a mere repetition of the information in your Significant Accounting Policies.  Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions.  In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing.  For example, we note that in 2008, you were in breach of certain covenants relating to the maintenance of minimum security vessel values.  In light of the sustained decreased rates in the drybulk industry, which may be reduced further as a result of a potential oversupply of drybulk vessel capacity, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in your impairment analysis.  Furthermore, please analyze the specific sensitivity to change of critical accounting estimates or assumptions, based on other outcomes that are reasonably likely to occur and would have a material effect.  In this regard, please provide quantitative as well as qualitative disclosure as reasonably available.  Please advise accordingly.

Response:  The Company confirms that in future filings it will revise Critical Accounting Policies to focus on the sensitivity aspects of its policies.  The Company also confirms that, with respect to its impairment analysis, it will describe in greater detail the significant estimates and assumptions used by management.  In the impairment analysis referenced in the 2009 20-F, the Company made estimates and assumptions relating to future charter rates for the unfixed days (based on the most recent ten year historical average of similar size vessel) over the remaining estimated life of the vessels, scrap values, future dry docking costs, vessel operating costs, vessel utilization rates, the remaining useful lives of vessels, management fees and macroeconomic factors such as inflation.  Charter revenues from existing time charters were utilized for the fixed days.

The Company also confirms that it will include in future filings a greater analysis of the sensitivity of critical accounting estimates and assumptions to changes in conditions and assumptions used in the impairment analysis. The impairment test that the Company conducts is most sensitive to variances in time charter rates.  The sensitivity analysis performed by the Company for December 31, 2009, revealed that there would be no impairment in any of the Company’s vessels, when assuming a decline in future time charter rates of up to 48% from their ten year historical averages.

Although actual disclosure may differ in the Company’s Form 20-F for the year ended December 31, 2010, because of future results, market conditions and other events and circumstances not presently known, the Company expects the revised impairment analysis disclosure to be in substantially the following form:

“Impairment of Long-lived Assets

The Company reviews for impairment its long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in dry bulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels’ maintenance, vessel operating expenses, assuming an average annual inflation rate and management fees. The undiscounted cash flows incorporate various factors such as estimated future charter rates, future drydocking costs, estimated vessel operating costs assuming an average annual inflation rate of 3%, estimated vessel utilization rates, estimated remaining lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard and estimated salvage value of the vessels at $182 per light weight ton. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2010, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to __% depending on vessel type on time charter rates from the Company’s base scenario, indicated no impairment on any of our vessels.

No impairment loss was recorded for any of the periods presented.

For your reference, the Company has attached as Annex A hereto a blackline of the revised disclosure above against the equivalent disclosure in the 2009 20-F.

2.
We note that significant amounts of redelivery cost and income were recognized during the periods presented.  With respect to the arrangements for early redelivery of vessels from charterers, it is unclear from disclosure in note 17 whether you terminate a higher daily fixed rate charter contract and then replace it with a lower daily rate charter contract with the same charterer.  Please advise us and add disclosure to further describe the facts and circumstance that lead to the immediate recognition of these one-time fees, as opposed to netting any amounts from the termination of one contract against rates for new contracts for different vessels with the same charterer.  Also, please advise us as to the reasons why the company agrees to the termination in connection with entering new contracts at lower rates.  We may have further comment upon reviewing your response.

Response: As disclosed in the 2009 20-F (see “Operating and Financial Review and Prospects—Early Redelivery Cost/Income”), the Company, from time to time, pays charterers early termination fees in order to receive early redelivery of vessels at the Company’s request and also receives from charterers early termination fees in order to receive early redelivery of vessels at the charterers’ request. The Company confirms that, during the periods presented, it  has not  terminated a higher daily fixed rate charter contract and then replaced it with a lower daily rate charter contract with the same charterer. In each case, at the time of concluding the early redelivery agreements, replacement charters had not been secured, and the charterers that had requested the early redeliveries did not charter other vessels in the Company’s fleet. Therefore, the fees received were immediately recognized. In future filings the Company will specify whether a replacement charter contract had been secured  at the time of conclusion of the respective early redelivery agreements. The Company confirms that in the event that a replacement charter agreement has been secured at the time the redelivery agreement is concluded, the early redelivery cost/income would be deferred and amortized to revenue over the duration of the replacement charter.

In addition, charterers from time to time request that the Company grant early termination of existing charters for their own business reasons. The Company sometimes agrees to accept early redelivery of the relevant vessel, in exchange for cash compensation, which is recorded as early redelivery income on the Statement of Income. Upon redelivery, the Company seeks to reemploy the vessel on a new spot or time period charter.  The primary reason why the Company has, from time to time, agreed to this early termination is because it enabled the Company to receive a substantial portion of the total contract value immediately, in the form of cash compensation, during the recent global financial crisis, while the relevant vessel was available to produce additional revenue through new employment either in the spot or in the period time charter market. Generally, the Company’s aim is that the cash compensation, together with future revenues reasonably expected to be received from the re-employment of the vessel, will reach or even exceed the total amount that would have been received under the original charter arrangement.

The Company confirms that in future filings it will expand its disclosure relating to the accounting treatment of early redelivery costs and income, in order to make clear the policies described in this response.

3.
We note that you have $274.6 million of commitments for newbuilds as of December 31, 2009.  From your disclosure in Risk Factors, we note that you anticipate that your primary sources of funds to satisfy these commitments will be cash from operations, additional indebtedness to be raised and, possibly, equity financing.  Your ability to obtain bank financing or to access the capital markets for future offerings may be limited by your financial condition at the time of any such financing or offering, including the actual or perceived credit quality of your charterers and the market value of your fleet.  Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit.  To the extent that you are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to you, we will need to find alternative financing.  If you are unable to find alternative financing, you may not be capable of funding all of your commitments for capital expenditures relating to your contracted newbuilds, and you could lose your advances for vessels under construction, which amounted to $93.5 million as of December 31, 2009, and incur additional liability to charterers and shipyards and your business, financial condition and results of operations would be adversely affected.  In light of the materiality of these commitments, please elaborate on the above noted factors in these sections or in the commitments note (12) that also focuses on the impact of the market value of your fleet and your ability to access additional financing, and describe whether the additional liability you mention pertains to claims or breach of contract.  If it does not, please advise us and expand your disclosure to indicate if you may face claims for breach of contract.  Please advise and revise accordingly.

Response:  The Company confirms that in future filings, in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Resources”, it will elaborate further on the risks associated with its newbuild commitments including the risk of liability for breach of contract.

The Company notes that, should it fail to obtain financing for funding a newbuild commitment, it generally must forfeit the advance it has paid to the shipyard with respect to the contracted newbuild, and may be liable for other damages for breach of contract.  For example, if the shipyard cannot locate a third-party buyer that is willing to pay an amount equal to the difference between the forfeited advance and the amount that remains to be paid by the Company, the Company may be liable for the excess. The Company may also be required to make a compensatory payment to charter parties with whom the Company has entered into charters with respect to the contracted newbuilds, or else face breach of contract claims from such charterers. However, the Company notes that it has never been liable for breach of contract to shipyards or charterers.

The Company further notes that cancellation fees recorded in 2009 were the result of the cancellation of the acquisition of three newbuild vessels at the Company’s own request, always with the mutual consent of the respective shipyard or seller. These cancellations were effected by the Company because it believed it would be able to acquire similar newbuild vessels on more favorable terms in the future. As an example, in 2009, the Company incurred a cost of $7.0 million in connection to the cancellation of the acquisition of a Capesize vessel with a contract price of $80.0 million and was able to purchase from a different shipyard another Capesize vessel at a price of $63.0 million.

4.
We note that you were not in compliance with your debt covenants relating to the maintenance of minimum security vessel values as of December 31, 2008.  Please advise us and revise the notes to your financial statements to disclose the periods for which the waivers, confirmations and amendments of these covenant violations were obtained from your lenders.  Also, please tell us and explain in the notes to your financial statements how the debt obligations to which these covenant violations relate were classified on your December 31, 2008 balance sheet pursuant to the guidance in ASC 470-10-55.  As part of your response and your revised disclosure, you should also explain the basis or rationale for your classification.  We may have further comment upon receipt of your response.

Response:  The Company notes that the April 6, 2009, supplemental agreements amending the loan agreements for the Marathassa, Marinouki, Kerasies and Soffive are permanent. The waivers with respect to the loans secured by  the Efragel, Avstes, Pelea, Marindou, Eniaprohi and Eniadefhi expired in March, 2010.

The debt was classified as non current as of December 31, 2008, based on ASC 470-10-45-1  as  both  lenders had waived their right to call the debt related to the specific covenant violated or otherwise lost their right to require repayment of the debt for a period of more than one year after the balance sheet date. One lender permanently  amended the covenants while the other lender waived completely until March 31, 2010  the maintenance of minimum security vessel ratio, hence  there it was not probable  that the Company would violate the same or a more restrictive covenant again as of measurement dates that are within 12 months of the balance sheet date. Specifically, ASC 470-10-45-1 states:

“Some long-term loans require compliance with certain covenants that must be met on a quarterly or semiannual basis. If a covenant violation occurs that would otherwise give the lender the right to call the debt, a lender may waive its call right arising from the current violation for a period greater than one year while retaining future covenant requirements. Unless facts and circumstances indicate otherwise, the borrower shall classify the obligation as noncurrent, unless both of the following conditions exist:

a.	A covenant violation that gives the lender the right to call the debt has occurred at the balance sheet date or would have occurred absent a loan modification.

b.	It is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.”

The Company confirms that in future filings it will specify how the debt to which a covenant violation relates has been classified and the basis for that determination.

5.
We note your disclosure indicating that the Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  When the estimate of undisclosed cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss.  Measurement of the impairment loss is based on the fair value of the asset.  You state that no impairment loss was recorded for any of the periods presented.

Based on various disclosures throughout the filing, we note the following matters which raise concern as to whether a potential impairment of your vessels may exist:

●
For the fiscal year 2009 compared to fiscal year 2008 (ending December 31st), revenues decreased by 19.2%, and the TCE decreased by 31.1%.  As indicated in your Risk Factors, you have seen fewer vessels being scrapped during the economic crisis and an oversupply of drybulk vessel capacity, particularly during a period of economic recession, will likely result in a reduction of charter hire rates.

●
For the first quarter ended March 31, 2010, revenues decreased 26.9% due to lower charter rates as compared to the same period of the previous year.  In addition, TCE continued decreasing by 14.1% from its fiscal 2009 rate.

●
You have not arranged charters for three of your newbuild vessels schedules to be delivered through 2012 (and tow during 2010), while one of the vessels from your current fleet became available for employment during the first quarter of 2010.

In light of the aforementioned considerations, please tell us whether these events and circumstances caused management to re-evaluate and perform an updated interim period impairment test as of March 31, 2010 pursuant to the guidance in ASC Topic 360-10 and expand your disclosure in future filings to describe what consideration was given in recording impairment.  In your disclosures, we suggest that you provide an expanded discussion of your material assumptions with an analysis of how actual results have compared to your prior projections and how any differences were considered in your most recent analysis.  We may have further comment upon reviewing your response.

Response:  The carrying value of all but one of the Company’s  vessels as of December 31, 2009, were lower than  the market value of these vessels, confirmed  by third party appraisals and depicted in the table below:

Vessel	Deadweight Tons	Year Built	Net Book Value as of 12/31/09 (In millions)	Market Value as of 12/31/09 (In millions)
Maria	76,000	2003	$16.67	$34.00
Vassos	76,000	2004	$19.10	$35.50
Katerina	76,000	2004	$18.91	$34.50
Maritsa	76,000	2005	$18.28	$36.00
Pedhoulas Trader	82,300	2006	$22.17	$39.50
Pedhoulas Merchant	82,300	2006	$20.76	$39.50
Pedhoulas Leader	82,300	2007	$25.11	$40.00
Stalo	87,000	2006	$23.03	$41.00
Marina	87,000	2006	$23.14	$42.00
Sophia	87,000	2007	$30.58	$44.00
Eleni	87,000	2008	$40.82	$45.00
Martine	87,000	2009	$43.98	$46.00
Andreas K	92,000	2009	$71.38	$42.00

The Company performed impairment analysis as of December 31, 2009 only for the vessel Andreas K, as the market value of that vessel was below her carrying value. The undiscounted cash flows reflected net cash inflows amounting to $192.9 million or 170% in excess of the carrying value. As a result of the analysis, no impairment loss was recorded as of December 31, 2009.

As stated in its response to Comment 1, above, the Company considers factors such as declines in the fair market value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in dry bulk shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows as potential impairment indicators. The Company notes that no impairment  indicators were triggered as of March 31, 2010, as circumstances were not materially different to those prevailing as of December 31, 2009, in fact, dry bulk vessel values had increased. Therefore, the Company did not perform an impairment analysis for the vessel Andreas K as of March 31, 2010.

It should be noted that although for the first quarter ended March 31, 2010, revenues decreased 26.9% due to lower charter rates as compared to the same period of the previous year, there was no decrease in the unfixed future expected charter rates compared to December 2009.

The Company confirms that in future filings it will describe in greater detail the significant estimates and assumptions used by management in its impairment analysis, as stated in our response to Comment 1, above.  The Company confirms that in future filings it will also include in Critical Accounting Policies a discussion of how actual results compare to the projections of future charter rates used by the Company in its past impairment analyses, taking into account the fact that these projected charter rates are based on ten year historical averages.

6.
From your disclosure in Risk Factors, we note that your chief executive officer, Polys Hajioannou, owns all of the issued and outstanding capital stock of your Manager through his wholly-owned company, Machairiotissa Holdings Inc.  In addition, Polys Hajioannou, together with his brother Nicolaos Hadjioannou, control Vorini Holdings Inc., which owns approximately 81.99% of your outstanding common stock.  These relationships could create conflicts of interest between you and your Manager.  These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in your fleet versus vessels owned or chartered-in by other companies affiliated with your Manager, your chief executive officer or Nicolaos Hadjioannou.  To the extend you elect not to exercise your right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with your chief executive officer or Nicolaos Hadjioannou, such companies could acquire and operate such drybulk vessels under the management of your Manager in competition with you.  Although, under your management agreement, your Manager will be required to first provide you any chartering opportunities in the drybulk sector, your Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties.  These conflicts of interest may have an adverse effect on your results of operations.  Please disclose these potential conflicts of interest associated with this related party relationship in the notes to the Company’s financial statements pursuant to the disclosure requirements outlined in ASC 850-10-50-1.

Response: The Company notes that the purpose of the risk factor to which the Staff refers in Comment 6 is to disclose the  potential areas of the Company’s business where conflicts of interest between the Company and the Manager could give rise to issues of concern to investors.  At the same time, the management agreement with the Manager (the “Management Agreement”) is structured so as to address these potential conflict situations and minimize the likelihood that such risks will, in fact, have an adverse impact on the Company, and those procedures are discussed in detail under “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”.  For example, Section 12.4 of the Management Agreement prohibits the Manager from providing management services to unrelated third-parties. Section 4.10 grants the Company a right of first refusal on charter opportunities. And Section 4.9 requires that the Manager, when it purchases products or services on behalf of the Company from related parties, do so on an arm’s-length basis. The financial effects of related party transactions are disclosed in the Company’s financial statements.

The Company believes that Note 3 to its financial statements appropriately complies with the related party disclosure requirements pursuant to ASC 850-10-50. Specifically, the disclosures in Note 3 include descriptions of the nature of the relationships, descriptions and amounts of the transactions, and related party balances as of the date of each balance sheet presented. Additionally, the Company notes that the details of the arrangements between the Manager and the Company, including the Management Agreement and the Restricted Covenant Agreements, are fully disclosed in “Item 7—B. Related Party Transactions” in the 2009 20-F. Such disclosure includes a discussion of the material terms agreed to by the parties which seek to mitigate the impact of certain potential conflicts of interest including providing the Company with the right of first refusal on vessels available for purchase and the requirement to first provide to the Company any chartering opportunities in the drybulk sector. The Company believes that the nature and substance of the disclosures in Item 7.B and Note 3, respectively, reflect an appropriate balance between the detailed terms of the arrangements in Item 7.B versus a description of historical related party transactions impacting the financial statements in Note 3.

Other
   The Company hereby acknowledges to the Commission that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporate Finance in your review of the Company’s filing and in response to your comments on the Company’s filing.

*           *           *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or Nicholas M. Foley at 212-474-1498.

Very truly yours,

/s/ William P. Rogers, Jr.
William P. Rogers, Jr.

/s/ Nicholas M. Foley
Nicholas M. Foley

Ms. Effie Simpson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0001
U.S.A.

Copies to:

Dr. Loukas Barmparis
President and Secretary
Safe Bulkers, Inc.
32 Avenue Karamanlis
P.O. Box 70837
16605 Voula
Athens
GREECE

VIA E-MAIL

Mr. Konstantinos Adamopoulos
Chief Financial Officer
Safe Bulkers, Inc.
32 Avenue Karamanlis
P.O Box 70837
16605 Voula
Athens
GREECE

VIA E-MAIL

Mrs. Dina Karsas
Partner
Deloitte-Hadjipavlou, Sofianos & Cambanis S.A.
250-254 Kifissias Ave.
152 31 Halandri
Athens
  GREECE

VIA E-MAIL

Annex A

Impairment of Long-lived Assets

The Company reviews for impairment its long-lived assets held and used ~~for impairment~~ whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair market value of vessels, prevailing market charter rates, vessel ~~sales and purchases,~~sale and purchase considerations, and  regulatory changes in dry bulk shipping industry, changes in business plans ~~and~~or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessel carrying value.  ~~In this respect, management reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each of our vessels~~

The undiscounted projected net operating cash flows for each vessel are determined  by considering the charter revenues from existing time charters for the fixed vessel  days and an estimated daily time charter equivalent for the unfixed days (based on  the most recent ten year historical average of similar size vessels) over the  remaining estimated life of the vessel, net of brokerage commissions, expected  outflows for vessels’ maintenance, vessel operating expenses, assuming an average  annual inflation rate and management fees. The undiscounted cash flows incorporate various factors such as estimated future charter rates, ~~estimated scrap values,~~ future drydocking costs, estimated vessel operating costs ~~and~~assuming an average annual  inflation rate of 3%,  estimated vessel utilization rates, estimated remaining lives of the  vessels, assumed to be 25 years from the delivery of the vessel from the shipyard and  estimated salvage value of the vessels at $182 per light weight ton. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2010, which also involved sensitivity  tests on the future time charter rates (which is the input that is most sensitive to  variations), allowing for variances of up to __% depending on vessel type on time  charter rates from the Company’s base scenario, indicated no impairment on any of  our vessels.

No impairment loss was recorded for any of the periods presented.